Exhibit 2.1

SHARE PURCHASE AGREEMENT

regarding the

sale and purchase of the shares of

Forkardt Schweiz GmbH

between

Hardinge Holdings GmbH,

c/o L. Kellenberger & Co. AG, Heiligkreuzstrasse 28, 9009 St. Gallen

- Vendor -

and

SwissChuck Holding AG,

Industriestrasse 3, 8307 Illnau-Effretikon

- Purchaser -

Vendor and Purchaser together — Parties —

I.                                        Background

1.                                     Forkardt Schweiz GmbH is a limited liability company, registered in the Register of Commerce of the Canton of Zurich / Switzerland under the registration number CH-020.3.909.226-3 (the “Company”) with a fully paid up share capital of CHF 250’000.00, which is divided into 1 share (the “Share”) with a nominal value of CHF 250’000.00. This Share is currently held by the Vendor.

2.                                     The Vendor is a limited liability company, registered in the Register of Commerce of the Canton of St. Gallen / Switzerland under the registration number CH-320.4.063.322-8 with a share capital of CHF 12’000’000.00, which is held by Hardinge Inc., in Elmira (NY/USA).

3.                                     The Purchaser is a Swiss holding company, registered in the Register of Commerce of the Canton of Zurich / Switzerland under the registration number CH-020.3.040.026-4 with a fully paid up share capital of CHF 100’000.00, which is divided into 100’000 shares at CHF 1.00.

4.                                     By means of this share purchase agreement (the “Agreement”) the Vendor intends to sell to the Purchaser and the Purchaser intends to purchase from the Vendor the Share corresponding to 100 % of the Company’s share capital belonging to the Vendor in accordance with and subject to the terms and conditions set out below.

5.                                     This Agreement is entered into subject to the execution of the closing documents as per Annex 1. It is hereby acknowledged by the Parties, that a separate formal agreement as attached in Annex 1 shall be concluded regarding the assignment of the Share as part of the documents to be sent to the Register of Commerce of the Canton of Zurich (all documents attached in Annex 1 together the “Closing Documents”).

6.                                     The Purchaser provided the Vendor with a binding offer on October 31, 2013 in the amount of CHF 5.8 million (five million eight hundred thousand Swiss Francs) with cash of CHF 0.25 million to be left in the Company’s bank accounts for a net binding offer of CHF 5.55 million (five million five hundred and fifty thousand Swiss Francs). In addition the binding offer contains an earn out provision under which the Purchaser will pay the Vendor additional amounts, up to a maximum of CHF 0.3 million if gross revenue over a three year period, beginning January 1, 2014, exceeds CHF 28.0 million (cf. section 11 below; Annex 2).

7.                                     The Purchaser had access to all records of the Company in a virtual data room as part of a due diligence process (data room documents stored on a CD are attached hereto as Annex 3). Since this transaction is a management buyout (MBO), the Purchaser is familiar with all aspects of the Company’s business and was responsible for the information given to the Vendor. The Purchaser therefore explicitly renounces to receive any additional information or documentation with regard to the Company’s business or financial situation. Furthermore, the Parties confirm that:

a.                           they are not aware of any untrue or inaccurate document and information provided in the virtual data room;

b.                           they are aware that the Vendor will take out non-operating cash as a dividend payment according to section 13 below;

c.                            to the best of their knowledge, the Company did not enter into any other liabilities or obligations, secured or unsecured, except as and to the extent fully provided for or fully reserved against in the financial statements of the Company as of December 31, 2012 (consisting of the audited balance sheet and the audited profit and loss statements);

d.                           they are not aware that the Company has entered into any guarantee agreement other than disclosed in the virtual data room (cf. Annex 3);

e.                            to the best of their knowledge, all required licenses, permits, approvals or any other authorizations necessary to conduct and continue the business as currently being conducted have been received;

f.                             neither the execution, delivery and performance of this Agreement nor the consummation of the transaction contemplated herein nor compliance with any of the provisions hereof constitute to the best of their knowledge a conflict with any other concurring obligation of the Company;

g.                            to the best of their knowledge there are no off balance liabilities of the Company vis-à-vis Vendor or any group company of Vendor;

h.                           to the best of their knowledge the Company does not own real property or any interest in real property;

i.                               to the best of their knowledge the Company has filed all tax returns it was required to file, has paid all taxes due or provided for the respective provisions and that no tax proceeding is currently pending .

II.                                   Object of Purchase

8.                                     The Vendor hereby sells to the Purchaser and the Purchaser hereby purchases from the Vendor one Share corresponding to 100% of the share capital of the Company (the “Share”).

9.                                     The Parties shall deliver their respective set of duly executed Closing Documents at the Closing according to Annex 1.

III.                              Purchase Price

10.                              The purchase price for the Share is CHF 5.8 million (in words five million eight hundred thousand Swiss Francs; the “Initial Purchase Price”) with free cash of CHF 0.25 million (in words two hundred fifty thousand Swiss Francs) to be left with the Company and no financial debt at Closing (defined as any third party debt of the Company other than accounts payable and pension accruals) it being understood that the targeted net working capital as of December 31, 2013 shall be CHF 0.725 million (in words seven hundred twenty-five thousand Swiss Francs; as per the calculation attached to the Binding Offer in

Annex 2; cf. section 27 ss. below). Should the actual free cash left with the Company as per December 31, 2013 defer from the target amount, the Initial Purchase Price shall be adjusted according to section 13 below (any adjustment to be paid due to the difference between the actual free cash left as per December 31, 2013, and the target amount of CHF 0.25 million shall be defined as “Initial Adjustment”).

11.                              In addition to the Initial Purchase Price and a possible Initial Adjustment, Purchaser will pay the Vendor additional amounts, up to a maximum of CHF 0.3 million if gross revenue (cumulative sales) over a three year period, beginning January 1, 2014 and ending December 31, 2016, exceeds CHF 28.0 million (in words twenty-eight million Swiss Francs; the “Earn Out Payment”). The Earn Out Payment shall be calculated as follows:

If gross revenue over the above-mentioned period exceeds CHF 28.0 million, the Purchaser will pay the Vendor an additional CHF 0.1 million (in words one hundred thousand Swiss Francs).

If gross revenue over the above-mentioned period exceeds CHF 29.0 million, the Purchaser will pay the Vendor an additional CHF 0.2 million (in words two hundred thousand Swiss Francs).

If gross revenue over the above-mentioned period exceeds CHF 30.0 million, the Purchaser will pay the Vendor an additional CHF 0.3 million (in words three hundred thousand Swiss Francs).

The calculation of these additional amounts commences at CHF 28.0 million and shall be proportionally increased based upon the gross revenue, but shall in no case exceed a maximum amount of CHF 0.3 million.

The Purchaser shall provide the Vendor with the audited balance sheet of the Company and the respective earn out calculation (including the summary of the annual gross revenue) within three months after the end of the business years of the relevant earn-out period.

If Vendor does not accept the calculation of the Earn Out Payment, Vendor shall within 30 days after receipt of such calculation notify Purchaser in writing. An independent Swiss auditor (the “Independent Auditor”), who shall be mutually agreed to and whose costs shall be borne equally by the Parties, shall confirm the additional amount due according to the earn out provisions and shall recalculate the Earn Out Payment based on the audited financial statements of the Company and finally determine the Earn Out Payment, which shall be due within 30 days after receipt of such calculation by the Parties. The Parties hereby agree that the auditor’s decision shall be final and, hence, shall not be contested. The Parties may also waive this procedure and simply agree on a purchase price adjustment based on the calculation provided by the Company and the audited balance sheets of the Company for the business years 2014, 2015 and 2016.

12.                              The Initial Purchase Price as well as the Initial Adjustment and the additional payments due to the working capital provisions (as detailed in section 27 ss. below) and the earn out provisions (as detailed in section 11 above) shall be considered as the “Total Purchase Price”.

13.                              The Purchaser acknowledges that immediately prior to Signing, cash in excess of CHF 0.25 million (in words two hundred fifty thousand Swiss Francs) will be distributed as a dividend to the Vendor. The dividend shall be distributed based on the interim balance sheet of the Company as per November 30, 2013 and the respective auditor’s report from Deloitte AG, whose costs shall be borne by Vendor. In case the actual free cash differs from the target amount of CHF 0.25 as per December 31, 2013, the Initial Purchase Price shall be adjusted as follows:

The Purchaser will provide the Vendor with the reviewed balance sheet of the Company as per December 31, 2013 until February 28, 2014. If the free cash as per December 31, 2013 was lower than targeted, Vendor shall pay to Purchaser the difference in cash. If the free cash was higher than targeted, Purchaser shall pay to Vendor the difference in cash. This Initial Adjustment shall be paid until March 15, 2014. If Vendor does not agree on the amount of the Initial Adjustment, an independent auditor, whose costs shall be borne equally by the Parties, shall be appointed by the Parties and the Independent Auditor shall determine the free cash as per December 31, 2013 and determine the Initial Adjustment. The Parties hereby agree that this decision shall be final and, hence, shall not be contested. In this case, the Initial Adjustment shall be paid within 10 working days after receipt of the independent auditor’s report.

IV.                               Signing and Closing

14.                              The signature (the “Signing”) and the consummation of this Agreement (the “Closing”) shall take place as soon as possible and are tentatively scheduled for December 19, 2013, in the offices of Poledna Boss Kurer AG, Bellerivestrasse 241, 8008 Zurich. The effective date shall be December 31, 2013 (the “Effective Date”).

15.                              At Closing, immediately after the signing of this Agreement, the Parties shall exchange their respective Closing Documents as per Annex 1, whereby Poledna Boss Kurer AG shall submit the Registration Documents to the Register of Commerce of the Canton of Zurich upon receipt of the confirmation from the bank that the Initial Purchase Price has been credited to the account indicated by the Vendor (cf. also section 36 below; account information provided in Annex 1 as part of the Closing Documents). For this purpose, a bank representative shall be present at Signing and Closing. Alternatively, another payment verification arrangement may be agreed by the Parties before Closing.

16.                              As from Closing, the Purchaser shall be entitled to exercise all rights attached to or accruing to the Shares, including, without limitation, the right to receive all dividends, distributions or any return of capital declared or made by the Company.

V.                                    Representations and Warranties

17.                              The Vendor represents and warrants as per the date of the Signing of this Agreement:

a.                           that the Company exists with due legal validity and is not in liquidation;

b.                           that the Vendor is the unfettered owner of the Share with a nominal value of CHF 250’000.00 (in words two hundred and fifty thousand Swiss Francs) in total (subject to this Agreement);

c.                            that the Vendor has full authority to dispose of the Share and that the Share is free from all claims, liens, encumbrances or equities and that no third parties have pre-emption rights in respect of the Share;

d.                           that the issued share capital of CHF 250’000.00 is paid up in full.

18.                              The Purchaser represents and warrants as per the date of the Signing of this Agreement:

a.                           that the Purchaser exists with due legal validity, is in full compliance with article 628 para. 2 of the Swiss Code of Obligations (CO) (qualified incorporation with intended acquisition of assets) and is not in liquidation;

b.                           that the issued share capital of CHF 100’000.00 of the Purchaser is paid up in full;

c.                            that the Purchaser has full authority to acquire the Share and that the Share will be acquired in its own name and interest and not on a fiduciary basis for a third party;

d.                           that neither the execution, delivery and performance of this Agreement nor the consummation of the transaction contemplated herein nor compliance with any of the provisions hereof constitute a conflict with any other concurring obligation;

e.                            that it is not aware that any information or documents provided by its representatives to the Vendor, consisting of the current management of the Company, are untrue and inaccurate.

19.                              The Purchaser acknowledges and agrees that the Vendor does not make and has not made, and that the Purchaser does not rely on, any representations, warranties or guarantees in respect of the Share, the Company, its business and affairs or any other matter, other than exclusively the representations expressly set out in this section V.

20.                              The Purchaser is further familiar with all aspects of the Company’s business based on the fact that it consists of the current management of the Company and on the due diligence performed by itself (cf. section 7 above). The Purchaser explicitly renounced to receive any additional information or documentation with regard to the Company’s business or financial situation and is further aware and explicitly consents that the Vendor has taken out non-operating cash as a dividend payment in the amount of CHF 900’000.00 (nine hundred thousand Swiss Francs) before Closing (cf. sections 10/13 above).

21.                              The Vendor is not liable for the continuity of business agreements entered into or of arrangements made by the Company.

22.                              The representations and warranties set forth in this section V of the Agreement shall continue to be in effect until two years after Closing. Purchaser has to notify Vendor within 30 days after Purchaser has detected a breach of warranties or representations, describing in reasonable details such breach and any damage suffered by the Company as a consequence of such breach. If Purchaser fails to notify Vendor within this 30 days period, Purchaser shall be liable for damages caused by late notification. Art. 201 (2) and (3) CO do not apply.

23.                              In case of a notice according to section 22 above, Vendor shall be obliged to remedy such breach within 90 days after receipt of a written notice of Purchaser. If Vendor is not able to remedy such breach within 90 days, then Vendor shall indemnify Purchaser for any damage arising out of the breach of any warranty or representation of Vendor contained in this Agreement up to a maximum total amount of CHF 0.175 million (in words one hundred seventy-five thousand Swiss Francs). However, the maximum total amount for claims based on sections 18a, 18b and 18c (existence and title), shall equal the Total Purchase Price.

24.                              Vendor shall not be liable if and to the extent the financial statements of the Company contain a specific warranty reserve.

25.                              Any liability of the Vendor is limited by this section V and otherwise excluded based on the aforementioned. The Purchaser explicitly also waives all equivalent legal remedies and claims against the Vendor, explicitly also according to articles 24 et seq. and 97 et seq. of the Swiss Code of Obligations (CO).

VI.                               Conduct of Business, Net Working Capital and Labor Issues, Reserve for Warranty Claims

26.                              To the best of Vendor’s knowledge since November 30, 2013 there has not been any relevant transaction made by the Company, which affected the relevance of the documents provided in the data room known to the Purchaser as part of the due diligence process. Except for any transaction contemplated hereby, to the best of Vendor’s knowledge, the Company has conducted its business and operations in the ordinary course of business consistent with past practices.

27.                              The Parties understand that the net working capital of the Company is defined as (thereafter the “Net Working Capital”): Net Trade Account Receivables, plus Intercompany Account Receivables, plus Notes and deferred Receivables, plus Net Inventory plus Prepaid Assets, less Accounts Payable, less Intercompany Accounts Payable, less Accrued Liabilities, less pension, less Warranty Accrual (whereby, for purposes of accrued liabilities, bonus payables shall be excluded from the calculation). The target Net Working Capital at Closing is CHF 0.725 million (in words seven hundred twenty-five thousand Swiss Francs). The adjustment shall be calculated based on the average Net Working Capital balance for the past eight quarters before Closing. This average balance shall be measured against the actual balances at Closing, i.e. as per December 31, 2013. If the Net Working Capital is more than 10% greater than the target Net Working Capital of CHF 0.725 million (in words seven hundred twenty-five thousand Swiss Francs), then the Initial Purchase Price shall be increased by an amount equal to the excess of the Net Working Capital over the target Net Working Capital. If the Net Working Capital is more than 10% smaller than the target Net Working Capital of CHF 0.725 million (in words seven hundred twenty-five thousand Swiss Francs) then the Initial Purchase Price will be decreased by an amount equal to the shortage of the Net Working Capital to the target Net Working Capital. An example for the calculation of the Net Working Capital is attached as Annex 4.

28.                              The Purchaser will provide the Vendor with the Company’s balance sheet as per December 31, 2013, including the Net Working Capital calculation according to section 27 above and, if applicable, the amount of the purchase price adjustment within 30 days after the Closing (the “Closing Balance Sheet”, Annex 5).

29.                              If Vendor does not accept the amount of the Net Working Capital as determined by Purchaser, Vendor shall within 30 days after receipt of such calculation notify Purchaser in writing. An independent auditor, whose costs shall be borne equally by the Parties, shall be appointed by the Parties and the Independent Auditor shall determine the Net Working

Capital based on the Closing Balance Sheet and finally determine the Net Working Capital. The Parties hereby agree that this decision shall be final and, hence, shall not be contested. The Parties may also waive this procedure and simply agree on a purchase price adjustment that may become necessary upon delivery of the audited Closing Balance Sheet to the Vendor.

30.                              The Vendor has established a reserve for warranty claims in the amount of CHF 0.130 million (in words one hundred thirty thousand Swiss Francs) to cover potential warranty claims related to products sold prior to Closing. The Vendor agrees, if warranty claims related to products sold prior to Closing exceed the established warranty reserve of CHF 0.130 million (in words one hundred thirty thousand Swiss Francs), to reimburse the Purchaser up to a maximum of CHF 0.175 million (in words one hundred seventy-five thousand Swiss Francs; cf. section 26 above), i.e. a maximum additional reimbursement of CHF 0.045 million (in words forty-five thousand Swiss Francs). Products sold prior to Closing are subject to a 12 month warranty period. The Purchaser agrees to maintain detailed warranty records by customer to support all warranty claims.

31.                              The employment agreements between the Company and its employees are not affected by this transaction. The Company has been and continues to be liable for any and all obligations arising from these employment relationships. Any bonus earned for the period from January 1, 2013 to Closing will be paid at Closing (pro rata temporis). The amount payable will be based on the applicable bonus plan rules, which are known to the Purchaser.

32.                              The Management Retention and Incentive Awards dated June 10, 2013 entered into individually between the Vendor and Messrs. Paul J. Biellmann, Erwin Bohler and Reto Schmidt are duly terminated as per Closing and no payment is required thereunder (cf. countersigned termination notices in Annex 6).

VII.                          Non-Compete Clause

33.                              For the purpose of transferring and preserving the entire asset value of the Company until the end of the second year following to the effective date, Vendor undertakes,

a.                           that neither Forkardt Inc. (US), nor Forkardt Deutschland GmbH (DE), nor Forkardt France (FR), nor any future Forkardt entity will solicit either of the companies of Junker (Erwin Junker Maschinenfabrik GmbH, Junkerstrasse 2, D-77787 Nordrach) or Studer (Fritz Studer AG, Thunstrasse 15, 3612 Steffisburg) unless under a direct distribution agreement between the Purchaser and Vendor as arranged outside of this agreement;

b.                           to abstain from selling, developing, designing or manufacturing any parts or assemblies associated with the OVEK, OVEKA, OVEKVA and AFLD product lines, neither directly, nor indirectly through any affiliates, unless directed by Purchaser;

c.                            to abstain from selling, developing, designing or manufacturing any parts or assemblies associated with the KCHP, KCHSF, SAP and TGC product lines, neither directly, nor indirectly through any affiliates, unless directed by Purchaser;

d.                           to abstain from utilizing the “Dynamic Lubrication” system neither directly, nor indirectly through any affiliates, in any Vendor manufactured product, the patent for which will be owned by the Purchaser as of the date of Signing.

For the purpose of preserving the remaining asset value of the Vendor and its affiliates, Purchaser agrees, until the end of the second year following to the Effective Date,

a.                            to cause the Company to abstain from selling, designing, developing or manufacturing any spare parts or assemblies associated with the Vendors retained product lines including but not limited to the products stated in Annex 7;

b.                            to cause the Company to abstain from selling any of the product lines listed in Annex 7 to any customer unless under a direct distribution agreement between the Purchaser and Vendor as arranged outside of this agreement.

This Non-Competition clause shall not apply with regard to the development, design, manufacture and selling of the Diaphragm style of product, with the exception as stated above in para. 1 lit. a. of this section.

For every infringement of this non-compete clause the infringing party shall be liable to pay a penalty of CHF 250’000 (two hundred fifty thousand Swiss Francs) to the other party regardless of proof of damage or the amount of damage. If the amount of damages suffered by the other party exceeds the amount of the afore-mentioned penalty, the infringing party shall remain liable for such further damages. Payment of the afore mentioned penalty does not exempt the infringing party from having to continue to adhere to this non-compete clause and the other party may demand the cessation of any infringing activity by the infringing party in a court of law.

VIII.                     Use of Forkardt Name and Resale

34.                              Vendor agrees that the Purchaser may use the Forkardt brand name for a period of 12 months after Closing. After this date, Purchaser must discontinue the use and association of products with the Forkardt brand name.

35.                              The Purchaser undertakes not the sell the Company for a period of two years after the Closing. Should the Purchaser nevertheless decide to sell the Company within this period, any profit made with this sale shall be shared equally with the Vendor.

IX.                              Final Provisions

36.                              Poledna Boss Kurer AG shall be responsible for the registration of the share transfer with the Register of Commerce of the Canton of Zurich at Closing upon confirmation from the bank that the Initial Purchase Price was credited to the account indicated by the Vendor (cf. section 15 above).

37.                              Any amendments of this Agreement (including this clause) shall only be valid if made in writing and signed by each Party.

38.                              Any notice or other communication given to a party must be in writing, and sent by electronic transmission (personally confirmed), delivered in person, mailed by first class registered or certified mail, return receipt requested or sent by DHL or other overnight courier of international reputation, addressed as follows:

If to the Vendor:

Hardinge Holdings GmbH,

Att. Peter Hürsch

c/o L. Kellenberger & Co. AG, Heiligkreuzstrasse 28, 9009 St. Gallen,

E-Mail: Peter.Huersch@kellenberger.net

Hardinge Inc.

Att. Doug J. Malone

One Hardinge Drive

Elmira, New York 14902-1597

E-Mail: Doug.Malone@Hardinge.com

If to the Purchaser:

SwissChuckHolding AG

Att. Paul Biellmann

Industriestrasse 3, 8307 Illnau-Effretikon,

E-Mail: p.biellmann@bluewin.ch

39.                              Neither Party shall have the right to set off any claim made by the other Party under or in connection with this Agreement against a claim it has or claims to have itself against such other Party, regardless of whether such counter-claim has arisen under or in connection with this Agreement or otherwise.

40.                              Except as explicitly set forth herein otherwise, each Party shall bear all costs, expenses and taxes incurred by it in connection with the transaction contemplated by this Agreement.

41.                              Without prejudice to the Purchaser’s rights hereunder, the Purchaser shall, and the Purchaser shall cause that the Company shall, except in case of fraud or intentional deception, not make any claim against the Vendor or its affiliates, directors, officers, agents and employees with respect to the Vendor’s capacity as direct or indirect shareholder of the Company and with any legal or de-facto corporate directorship, office or position of any of them.

42.                              The failure of any of the Parties to enforce a provision of this Agreement or any rights with respect thereto shall in no way be considered as a waiver of such provisions or rights or in any way to affect the validity of this Agreement. The waiver of any claim for breach of this Agreement by a Party hereto shall not operate as a waiver of any claim pertaining to another, prior or subsequent breach.

43.                              Each Party shall keep in strict confidence this Agreement, its contents and any confidential information of the other Party and its legal and beneficial owners in connection with this Agreement.

44.                              Should any clause of this Agreement be or become invalid or unenforceable, the validity of the other clauses shall not be affected. In lieu of the invalid or unenforceable clause, a provision shall apply which, to the extent legally permissible, comes as close as possible to what the Parties intended or would have intended at the time of signature of this Agreement.

45.                              This Agreement shall be governed by and construed in accordance with Swiss Law. All disputes arising in connection with this agreement, including any disputes concerning the existence and validity thereof, are to be judged by the competent courts at the legal domicile of the Company in Switzerland.

(Signatures on the next page.)

Zurich,

The Vendor:	The Purchaser:

Hardinge Holdings GmbH	SwissChuck Holding AG

/s/Peter Hürsch	/s/Paul Biellmann
Peter Hürsch	Paul Biellmann
Chairman	Chairman

Fourfold.

Annex:

•                  Annex 1: List of Closing Documents

•                  Annex 2: Binding Offer

•                  Annex 3: Data Room Documents

•                  Annex 4: Calculation of Net Working Capital

•                  Annex 5: Closing Balance Sheet

•                  Annex 6: Countersigned Termination Notices

•                  Annex 7: Product Lines for Non-Compete Clause